

April 17, 2017

<u>Via E-Mail</u>

Meagan M. Reda
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

   Re: **Taubman Centers, Inc.**
       PRRN14A filed on April 14, 2017
       DFAN14A filed April 17, 2017
       Filed by Land & Buildings Capital Growth Fund, LP *et al.*
       File No. 1-11530

Dear Ms. Reda:

   The Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

   Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement filed on April 14, 2017, 2017</u>

<u>General</u>

1. Refer to comment 2 in our prior comment letter dated April 13, 2017. Include the information provided in your response letter in the proxy statement to explain for the benefit of shareholders how Land & Buildings arrived at each calculation presented.

<u>Election of Directors, page 15</u>

2. In response to comment 5 in our prior comment letter, you expanded the discussion of Mr. Charles Elson's interests in this solicitation. On page 18, describe the "certain consulting services" he previously provided to Land & Buildings.

<u>DFAN14A filed April 17, 2017</u>

3. We assume you are filing the March 2, 2017 press release included on your Web site in response to prior comment 1 in our April 13, 2017 comment letter. Note that for materials included on your Web site, you must file the actual materials, rather than just a screen shot referencing them. Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions